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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMERICAN WEALTH MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1050 CROWN POINT PARKWAY STE. 1230
(No. and Street)

ATLANTA (City) GA (State) 30338 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEROME BORZELLO 770-392-8740
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY, CPAs, P.C
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER ST. S.E., STE. #4 (Address) MARIETTA (City) GA (State) 30060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEROME BORZELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMERICAN WEALTH MANAGEMENT, INC., as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

CAROLYN G MUNSON
MY COMMISSION EXPIRES
NOTARY PUBLIC
2015
COUNTY GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flow.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (O) Independent Auditor's Report on Internal accounting structure required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Georgia Corporation)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2012 AND 2011

CONTENTS

	EXHIBIT
INDEPENDENT AUDITOR'S REPORT	
STATEMENT OF FINANCIAL CONDITION	A
STATEMENT OF OPERATIONS	B
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY	C
STATEMENT OF CASH FLOWS	D
NOTES TO FINANCIAL STATEMENTS	
	SCHEDULE
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	1
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC NET CAPITAL REQUIREMENT (Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)	2
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES	3
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE	
INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	

goldman & COMPANY, CPAS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

Report on the Financial Statements

We have audited the accompanying Statement of Financial Condition of American Wealth Management, Inc. (a Georgia Corporation) as of December 31, 2012, and 2011 and the related Statements of Operations, Changes in Shareholder's Equity and Cash Flows for the years then ended and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, weather due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position American Wealth Management, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
Marietta, Georgia
February 15, 2013

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Exhibit A

	December 31, 2012	December 31, 2011
ASSETS		
Cash & Cash Equivalents	$ 102,633	$ 77,842
Securities Owned at Fair Value (Note 1)	15,553	19,729
Deposit with Clearing Broker and Others	26,803	26,792
Commissions Receivable	2,229	2,958
Advances to Brokers	13,263	15,802
Prepaid Expenses	21,021	20,219
Receivable from Clearing Organization	6,723	4,274
Deferred Tax Asset (Note 2)	10,269	14,508
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $63,698 and $63,368	-	-
Advances to Stockholder (Note 5)	173,448	202,152
Security Deposit	6,511	6,511
TOTAL ASSETS	$ 378,453	$ 390,787
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Payroll Taxes Payable	$ 2,052	$ 2,142
Accrued Expenses	42,850	69,028
Commissions Payable	5,504	3,925
TOTAL LIABILITIES	$ 50,406	$ 75,095

The Accompanying Notes are an Integral Part of these Financial Statements

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION

Continued

	December 31, 2012	December 31, 2011
SHAREHOLDER'S EQUITY (EXHIBIT C)		
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000	$ 6,000
Additional Paid-In Capital	31,100	31,100
Retained Earnings	290,947	278,592
TOTAL SHAREHOLDER'S EQUITY	328,047	315,692
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 378,453	$ 390,787

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF OPERATIONS

Exhibit B

	Year Ended December 31, 2012	Year Ended December 31, 2011
REVENUE		
Commissions	$ 3,095,401	$ 3,156,169
Interest Income	2,796	3,127
Total Revenue	3,098,197	3,159,296
COSTS AND EXPENSES		
Employee Compensation & Benefits	2,490,801	2,601,027
Floor Brokerage, Exchange and Clearing Fees	353,603	321,527
Occupancy	59,464	69,618
Communications & Data Processing	25,033	20,606
Other Expenses	152,702	210,564
Total Costs and Expenses	3,081,603	3,223,342
Income (Loss) before Income Tax Provision	16,594	(64,046)
Income Tax Expense (Benefit) (Note 2)	4,239	(13,332)
NET (LOSS) INCOME	$ 12,355	$ (50,714)

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Exhibit C

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
BALANCE - December 31, 2010	1,000	$ 6,000	$ 31,100	$ 329,306	$ 366,406
2011 NET LOSS		-	-	(50,714)	(50,714)
BALANCE - December 31, 2011	1,000	$ 6,000	$ 31,100	$ 278,592	$ 315,692
2012 NET INCOME		-	-	12,355	12,355
BALANCE - December 31, 2012	1,000	$ 6,000	$ 31,100	$ 290,947	$ 328,047

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS

Exhibit D

	December 31, 2012	December 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$ 12,355	$ (50,714)
Adjustments to Reconcile Net Profit to Net Cash Provided (Used) in Operating Activities:		
Depreciation	308	22
Deferred Taxes	4,239	(13,332)
(Increase) Decrease in Operating Assets:		
Commissions Receivable	717	2,726
Other Receivables	(2,450)	10,603
Prepaid Expenses	(801)	9,753
Increase (Decrease) in Operating Liabilities:		
Commissions Payable	1,580	(9,166)
Payroll Taxes Payable	(90)	1,927
Accrued Expenses	(26,178)	61,297
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(10,320)	13,116
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds (Purchase) of Trading Securities	4,176	(19,729)
Acquision of Furniture and Fixtures	(308)	-
Employee Loans, net	2,539	(10,148)
Decrease (Increase) in Advances to Stockholder	28,704	15,788
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	35,111	(14,089)
INCREASE IN CASH AND CASH EQUIVALENTS	24,791	(973)
CASH AT BEGINNING OF YEAR	77,842	78,815
CASH AT END OF YEAR	$ 102,633	$ 77,842

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, FINRA, and various states' securities commissions. The Company operates as a general securities broker-dealer executing trades for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker-dealer (clearing agent) on a fully disclosed basis. The Company's customers are located throughout the United States.

B. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments over $1,000 are capitalized.

C. Commission income and the related expense are recorded on a trade date basis as transactions occur.

D. Cash and cash equivalents include cash on hand, money market accounts, and short term investments with maturities of less than 90 days. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

E. Use of Estimates - The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

F. Income taxes - Deferred taxes at December 31, 2012 and 2011 arise primarily from net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The above mentioned differences result in deferred income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

The Company files income tax returns in the U.S. federal and the state of Georgia jurisdictions. The Company is generally no longer subject to U.S. federal examinations for years before 2009.

Income taxes- (Continued)

The Company follows the provisions for uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. For the years ended December 31, 2012 and 2011, management believes there are no material amounts of uncertain tax positions.

G. Clearing Agreement- In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the Company.

H. Subsequent Events - The Company has evaluated events and transactions for potential recognition or disclosure in the financial statements through February 15, 2013, the date in which the financial statements were available to be issued.

I. Fair Value- FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value (continued)

The Company's investments are comprised of equity securities, all of which are classified as held for trading securities and are carried at their level 1 fair value based on the quoted market prices of the securities at December 31, 2012.

Following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2012:

Fair Value Measurement on a Recurring Basis
As of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities-Trading	$15,553	-0-	-0-	$15,553

Gains and losses (realized and unrealized) included in earnings for the period ended December 31, 2012 are reported in Other Income (loss) as follows:

	Trading Revenue
Change in unrealized gain relating to assets still held at December 31 2012	$4,059

2. INCOME TAXES

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

INCOME TAXES (Continued)

The components of income tax (benefit) provision are as follows:

	2012			2011		
	Total	Deferred	Current	Total	Deferred	Current
Federal	$ 3,028	$ 3,028	-	$ (9,523)	$ (9,523)	$ -
State	1,211	1,211	-	(3,809)	(3,809)	-
	$ 4,239	$ 4,239	-	$(13,332)	$(13,332)	$ -

In 2012 and 2011, the Company had permanent differences primarily related to non-deductible penalties and meal and entertainment that increased taxable income and caused the actual tax provision in the accompanying Statement of Income to differ from the expected rate.

As of December 31 2012, the Company had Federal and Georgia net operating loss carryforwards that may be used to offset future taxable income of approximately $42,167. The loss carryfowards are due to expire in the year 2031.

3. CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

4. LAWSUIT SETTLEMENT LIABILITY

The Company was named in a class action case related to the bankruptcy of a company that the Company's brokers were selling. Management believes that the Company will have liability related to this law suit of $25,000. This amount is included in on the Statement of Financial Condition in "Accrued Expenses" at December 31, 2012 and in "Other Expenses" on the Statement of Operations at December 31, 2012.

SCHEDULE 1

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
December 31, 2012

TOTAL SHAREHOLDER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 328,047
LESS NON-ALLOWABLE ASSETS	
Commissions Receivable – Brokers	2,229
Deferred Tax Asset	10,269
Employee Advances	13,263
Prepaid Expenses	21,021
Advances to Stockholder	173,448
Security Deposit	6,511
Subtotal Non Allowable Assets	226,741
Less: Haircut on Other Securities -	(2,661)
NET CAPITAL	$ 98,645

Reconciliation with Company's computation (included in part II of Form X-17A-5) as of December 31 2012

Net Capital, as reported in Company's part II (unaudited) FOCUS report	$ 139,297
Audit Adjustments:	
Payroll Tax	2,198
Lawsuit Liability	(25,000)
Professional Fees Expense	(17,850)
Net Capital Per above	$ 98,645

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
December 31, 2012

AGGREGATE INDEBTEDNESS		
Payroll Taxes Payable	$	2,052
Accrued Liabilities		42,850
Commissions Payable		5,504
TOTAL AGGREGATE INDEBTEDNESS	$	50,406
RATIO – Aggregate Indebtedness to Net Capital	$	0.51099
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	98,645
Minimum Net Capital Requirement (See note A below) ($50,406 x 6 2/3% = $3,361)		5,000
EXCESS NET CAPITAL	$	93,645

Note A: Minimum capital requirement per Rule 15c3-1 is the greater of 6 2/3% of aggregate indebtedness or $5,000.

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
December 31, 2012

The Company is exempt from compliance with Rule 15c3-3 of The Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule, all transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2012.

The Company had no liabilities subordinated to the claims of creditors during 2012.

goldman & COMPANY, CPAS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of American Wealth Management, Inc., as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing for the purpose of expressing on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-3
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is deficiency or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected or corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the paragraphs 1-2 above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any weaknesses involving internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the first and second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC

Goldman & Company, CPAs, PC
February 15, 2013

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Shareholder
American Wealth Management, Inc.
Atlanta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment and Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by American Wealth Management, Inc and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating American Wealth Management Inc.'s compliance with the applicable instructions of the General Assessment and Reconciliation (Form SIPC-7). American Wealth Management, Inc management is responsible for American Wealth Management, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compare the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no difference

2. Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported on the SIPC-7 for the year then end, noting no differences.

3. Compare any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

5. Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPAs PC
February 15, 2013

F:\DriveD\Clients\American Wealth Management, Inc\2012 Audit File\WTB and Report\AUP SIPC Assessment Reconciliation.doc